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                             May 30, 2024

       Andrew Flynn
       Chief Financial Officer
       Turning Point Brands, Inc.
       5201 Interchange Way
       Louisville, KY 40229

                                                        Re: Turning Point
Brands, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K Filed May
2, 2024
                                                            File No. 001-37763

       Dear Andrew Flynn:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Uses of Estimates, page 43

   1. Please enhance your disclosure to provide qualitative and quantitative information necessary to understand
the estimation uncertainty and the impact your critical accounting estimates have had or
are reasonably likely to have on your financial condition and results of operations. In doing
so, discuss how much each estimate and/or assumption has
                                                        changed over a relevant
period and the sensitivity of reported amounts to the underlying methods, assumptions
and estimates used. The disclosures should supplement, not
                                                        duplicate, the
description of accounting policies or other disclosures in the notes to the financial statements.
Refer to Item 303(b)(3) of Regulation SK and SEC Release No. 33-
                                                        8350.
       Results of Operations, page 45

   2. Although you provide a discussion and analysis of segment gross profit, we note that you
 Andrew Flynn
FirstName  LastNameAndrew
Turning Point Brands, Inc. Flynn
Comapany
May        NameTurning Point Brands, Inc.
     30, 2024
May 30,
Page 2 2024 Page 2
FirstName LastName
         do not discuss segment operating income, which represents the segment measure of profit or loss reviewed by your chief operating decision maker for purposes of allocating resources and assessing performance. Please provide a discussion and analysis of segment operating income or otherwise clarify why such discussion would not be necessary to an understanding of your business. See Item 303(b) of Regulation S-K.
3. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. When you discuss revenue fluctuations, quantify in dollars the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, your gross profit discussion on page 46 provides generic language regarding "strong incremental margin contribution" and "channel mix" without providing additional context. Ensure you explain in sufficient detail the reasons driving the changes in your results of operations and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of
         Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No.
         33-8350:

                to provide a narrative explanation of a company   s financial
statements that enables
              investors to see the company through the eyes of management;

                to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

                to provide information about the quality of, and potential
variability of, a company   s
              earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance
EBITDA and Adjusted EBITDA, page 48

4. We note your non-GAAP adjustment for "FDA PMTA" includes "costs associated with applications related to FDA premarket tobacco product application." Per your disclosure on page 8, the Premarket Tobacco Application process requires certain tobacco products introduced or changed since 2007 to submit an application to the FDA and receive marketing authorization prior to entering the market. Considering such costs appear to represent normal, recurring, cash operating expenses necessary to run your business, please tell us how this adjustment complies with Question 100.01 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations. Liquidity and Capital Resources, page 49

5. We note that your computation of working capital presented on page 50 excludes cash and
 Andrew Flynn
FirstName  LastNameAndrew
Turning Point Brands, Inc. Flynn
Comapany
May        NameTurning Point Brands, Inc.
     30, 2024
May 30,
Page 3 2024 Page 3
FirstName LastName
         is therefore calculated differently than current assets minus current liabilities.
         Accordingly, please revise the title of this measure to "adjusted working capital" or similar.
6. Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.
         Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-
         8350.
Consolidated Statements of Income, page 63

7. We note your disclosure on page 43 that excise taxes are reflected on a gross basis within net sales. Pursuant to Rule 5-03(b)(1) of Regulation S-X, if excise taxes are equal to or greater than 1% of your net sales, please quantify them on the face of the statement parenthetically or otherwise.
Note 6. Inventories, page 76

8. We note that you recorded a $15.2 million inventory reserve during fiscal year 2023 related to tornado damage. Please tell us why you recorded an inventory reserve as opposed to writing off the leaf tobacco inventory. Also explain why you recorded the inventory reserve within "Other operating income, net" on your statements of income as opposed to "Cost of sales." Include any applicable accounting guidance used to support your treatment.
Note 10. Goodwill and Other Intangible Assets, page 77

9. Please address the following comments related to your intangible assets:

                Disclose the weighted-average amortization period for your intangible assets subject to amortization in total and by major intangible asset class. See ASC 350-30-50-
              1(a)(3).

                We note your disclosure on page 78 that during 2023 you transferred certain formulas and trade names with indefinite lives to amortized intangible assets. Provide the disclosures required by ASC 250-10-50-4.
Note 18. Contingencies, page 89

10. We note your disclosure of several legal proceedings, including product liability claims that "could have a material adverse effect" on your financial statements. To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to your contingencies, please provide the applicable disclosures required by ASC 450-20-50-3
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FirstName  LastNameAndrew
Turning Point Brands, Inc. Flynn
Comapany
May        NameTurning Point Brands, Inc.
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May 30,
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         through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty. To the extent you have accrued for loss contingencies, including any subject to the Master Settlement Agreement, also tell us your consideration of the disclosure requirements of ASC 450-20-50-1.
Note 19. Earnings Per Share, page 90

11. Pursuant to ASC 235-10-50-1, please tell us and disclose your accounting policy regarding how you calculate earnings per share, including for your cash convertible notes.
Note 20. Segment Information , page 90

12. Pursuant to ASC 280-10-50-30(b), revise your segment presentation to provide a total for your reportable segments' measure of profit or loss and reconcile such total to the appropriate GAAP amount. Also tell us and disclose, pursuant to ASC 280-10-50-30 and -
         31, the nature of the items included in the "Corporate unallocated" line item used to reconcile your segment profit and loss measure to the consolidated statements of income.
Note 22. Additional Information with Respect to Unrestricted Subsidiary, page
93

13. We note your presentation within this footnote and your disclosures on pages 30 and
         82 regarding the indentures governing your Senior Secured Notes and 2023 ABL Facility that restrict the ability of the company and certain subsidiaries to, among other items, pay dividends and make distributions. Please address the following related comments to the extent applicable:

                Provide the disclosures required by Rule 4-08(e)(3) of Regulation S-X.

                Quantify for us the amount of restricted net assets of consolidated subsidiaries as of the end of fiscal 2023. If the restricted net assets, as calculated under Rule 1-02(dd)
              of Regulation S-X, exceed 25 percent of your consolidated net assets, provide
              Schedule I parent company financial statements prescribed by Rules 5-04 and 12-04 of Regulation S-X.

                Clarify if the financial information disclosed in Note 22 is provided solely since it is
              "required under the terms" of your Senior Secured Notes or if it also satisfies other disclosure requirements.
 Andrew Flynn
Turning Point Brands, Inc.
May 30, 2024
Page 5
Form 8-K Filed May 2, 2024

Exhibit 99.1 Earning Release First Quarter 2024 Results
Reconciliation of GAAP Net Income to Adjusted Net Income and Diluted EPS to Adjusted
Diluted EPS, page 9

14. We note that your non-GAAP adjustments appear to be presented on a net of tax basis.
         Please revise to present adjustments on a pre-tax basis with the income tax impact shown as a separate adjustment and clear disclosure of how the tax impact was calculated.
         See Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254
with any questions.



FirstName LastNameAndrew Flynn                               Sincerely,
Comapany NameTurning Point Brands, Inc.
                                                             Division of
Corporation Finance
May 30, 2024 Page 5                                          Office of
Manufacturing
FirstName LastName